Prospectus Supplement	Filed Pursuant to Rule 424(b)(5)
(To Prospectus dated August 10, 2015)	Registration Statement No. 333-206257

48,137,151 Shares
Freeport-McMoRan Inc.
Common Stock
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Pursuant to the distribution agreement (the “Distribution Agreement”) dated May 16, 2016, among us and N oble Drilling (U.S.) LLC (“Noble”), as selling stockholder, and J.P. Morgan Securities LLC and HSBC Securities (USA) Inc., as agents (collectively, the “Agents”), relating to the resale from time to time by Noble of shares of our common stock issued by us to Noble from time to time pursuant to a settlement and termination agreement (the “Settlement Agreement”) by and among us, Freeport-McMoRan Oil & Gas LLC, our wholly owned subsidiary, and Noble, during the applicable period under the Settlement Agreement, we issued to Noble and Noble resold 48,137,151 shares of our common stock, par value $0.10 per share, by means of ordinary brokers’ transactions on the New York Stock Exchange (“NYSE”), at market prices through the Agents. The Settlement Agreement and the Distribution Agreement were filed as exhibits to our current reports on Form 8-K filed with the Securities and Exchange Commission on May 12, 2016 and May 16, 2016, respectively, and are incorporated by reference herein.

Noble’s gross proceeds from such resales were $539.8 million, and the aggregate gross sales commissions to the Agents were approximately $5.7 million, of which $5.4 million was paid by us and $0.3 million was paid by Noble pursuant to the Settlement Agreement. Noble’s aggregate net proceeds from such resales were approximately $539.6 million after deducting commissions paid by Noble to the Agents in accordance with the Settlement Agreement. The offering of our common stock by Noble pursuant to the Distribution Agreement is now complete.

Our common stock is listed for trading on the NYSE under the symbol “FCX”. On June 20, 2016, the last reported sale price of our common stock on the NYSE was $11.55 per share.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the accompanying prospectus dated August 10, 2015, and the prospectus supplement dated May 16, 2016.
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Investing in our common stock involves risks. Before buying shares of our common stock, you should read the discussion of material risks described in “Risk factors” beginning on page S-3 of the prospectus supplement dated May 16, 2016 for more information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus supplement, the prospectus supplement dated May 16, 2016 or the accompanying prospectus dated August 10, 2015 is truthful or complete. Any representation to the contrary is a criminal offense.
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J.P. Morgan	HSBC
The date of this prospectus supplement is June 22, 2016.